UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13a-16 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          For the month of November 2004

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


       Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   [_]              Form 40-F  [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes  [_]                   No   [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              TECK COMINCO LIMITED
                                              (Registrant)


Date:    November 19, 2004                    By: /s/ Karen L. Dunfee
                                                  ------------------------
                                                  Karen L. Dunfee
                                                  Corporate Secretary

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                                                            [LOGO - TECKCOMINCO]
                                      ------------------------------------------
                                                                    NEWS RELEASE
                                                                        04-33-TC

FOR IMMEDIATE RELEASE:     November 19, 2004


               TECK COMINCO LIMITED AND MARUBENI CORPORATION SELL
                   CAJAMARQUILLA REFINERY TO VOTORANTIM METAIS

Vancouver, B.C. -- Teck Cominco Limited announced today that Teck Cominco and Marubeni Corporation have agreed to sell to Votorantim Metais their respective share interests in Refineria de Zinc de Cajamarquilla S.A. ("Cajamarquilla"), which owns and operates the Cajamarquilla zinc refinery in Peru. Cajamarquilla is owned as to 85% by Teck Cominco and as to 14% by Marubeni. Completion of the transaction is subject to customary conditions of closing. Closing is expected to occur prior to year end.

The aggregate purchase price for the Teck Cominco and Marubeni interests in Cajamarquilla is US$210 million, subject to adjustment for working capital. Teck Cominco will receive cash proceeds of approximately US$136 million, after repaying US$47 million of bank indebtedness related to Cajamarquilla. Teck Cominco expects to record a pre-tax gain of approximately $7 million in the fourth quarter in respect of the sale.

In each of the first five calendar years after the closing date, Votorantim will make additional payments to Teck Cominco and Marubeni of approximately US$425,000 for each 1(cent) increase in the average annual LME price for zinc above US$0.454 per lb. If Votorantim commences a substantial expansion of the capacity of the Cajamarquilla refinery during the first three years following closing, it will make an additional payment to Teck Cominco and Marubeni, declining from US$15 million in year one to US$5 million in year three.

Teck Cominco is a diversified mining company, headquartered in Vancouver, Canada with assets totalling approximately $6 billion. Shares are listed on the Toronto Stock Exchange under the symbols TEK.A and TEK.B. On December 6, 2004 the symbols will change to TEK.MV.A and TEK.SV.B. The company is a world leader in the production of zinc and metallurgical coal and is also a major producer of copper and gold. Further information can be found at www.teckcominco.com.


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For additional information, please contact:

Greg Waller
Director, Financial Analysis and Investor Relations
(604) 687-1117



                              TECK COMINCO LIMITED
                   200 BURRARD STREET, VANCOUVER, B.C. V6C 3L9
     TEL: (604) 687-1117      FAX: (604) 687-6100     www.teckcominco.com